Exhibit 99.68

F3 - Hits 13.7% U3O8 Over 2.5m Within 5.5% Over 7.5m at JR

Engaged SLR for Mineral Resource Estimate

Kelowna, British Columbia--(Newsfile Corp. - July 16, 2025) - F3 Uranium Corp (TSXV: FUU) (OTCQB: FUUFF) ("F3" or "the Company") is pleased to announce the final assay results of 2024 JR Zone drilling including drillhole PLN24-184 (See NR October 29, 2024) which returned 13.0m of 3.2% U3O8, including a high grade core with 2.5m of 13.7% U3O8. Exploration geochemical results are highlighted by PLN24-187 which targeted and intersected the A1 Extension 3.2km along strike from JR Zone, an interpreted continuation of the A1 Main Shear on the southeast side of the Harrison Fault and which intersected strongly elevated uranium values averaging 70ppm over 8.5m, with a peak of 244ppm at 549.0m.

Elevated uranium values of 111ppm U over 5.5m between 193.5 - 199.0m in PLN14-019 helped prioritize the A1 conductor which hosts the JR Zone. Continued anomalous intersects across the Harrison fault, A1 Extension and B1 areas highlight the complex geologic and structural setting which still hosts numerous high priority untested targets.

F3 is also pleased to announce the engagement of SLR International Corporation ("SLR") to complete the maiden resource estimate for the Company. SLR brings deep familiarity with basement hosted uranium deposit modeling and resource estimation and is qualified to prepare a NI 43-101 Technical Report on the Patterson Lake North Project, targeted for completion in Q4 2025.

2024 JR Zone Highlights:

PLN24-184 (line 105S):

●	13.0m @ 3.2% U3O8 (228.5m to 241.5m), including:

●	2.5 @ 13.7% U3O8 (238.0m to 240.5m), further including:

●	0.5m @ 26.3% U3O8 (238.5m to 239.0m)

PLN24-185 (line 025S):

●	11.5m @ 2.7% U3O8 (219.5m to 231.0m), including:

●	3.5m @ 8.2% U3O8 (222.5m to 226.0m), further including:

●	1.0m @ 17.7% U3O8 (223.0m to 224.0m)

2024 Exploration Highlights:

PLN24-178 (line 2535S):

●	2.0m @ 94ppm U (446.5m to 448.5m), including:

●	0.5m @ 128ppm U (446.5m to 447.0m)

PLN24-179 (line 4245S):

●	0.5m @ 119ppm U (426.0m to 426.5m)

PLN24-187 (line 3240S):

●	8.5m @ 70ppm U (545.0m to 553.5m), including:

●	1.5m @ 198ppm U (549.0m to 550.5m), including:

●	0.5m @ 244ppm U (549.0m to 549.5m)

Sam Hartmann, Vice President Exploration, commented:

"F3 Uranium is pleased to report the completion of the 2024 assay results for the JR Zone drilling program. These results will be integrated into our dataset to support the maiden mineral resource estimate, targeted for completion in Q4 2025. This milestone represents a significant achievement for F3 Uranium, advancing the JR Zone from discovery to a defined resource. During this time, we will continue drilling at our new discovery - the Tetra Zone just 12km to the south."

Table 1. Drill Hole Summary and Uranium Assay Results

Collar Information							Assay Results
Hole ID	Grid Line	Easting	Northing	Elevation	Azi	Dip	From (m)	To (m)	Interval (m)	U3O8 weight %
PLN24-169	2820S	589486	6408554	530	113	-70	B1 Exploration; no mineralization >0.05
PLN24-170	150S	587940	6410726	546	58	-85	A1 Exploration; no mineralization >0.05
PLN24-171	3345S	589633	6408013	535	55	-66	B1 Exploration; no mineralization >0.05
PLN24-172	3780S	590006	6407749	539	56	-65	B1 Exploration; no mineralization >0.05
PLN24-173	2850S	589230	6408338	537	55	-67	A1 Exploration; no mineralization >0.05
PLN24-174	3075S	589596	6408116	533	15	-58	B1 Exploration; no mineralization >0.05
PLN24-175	4245S	590243	6407348	543	56	-67	B1 Exploration; no mineralization >0.05
PLN24-177	70S	587813	6410743	547	56	-81 inc.	199.5 210.5	212.0 211.0	12.50 0.50	0.17 1.29
PLN24-178	2535S	589250	6408365	538	54	-67	B1 Exploration; no mineralization >0.05
PLN24-179	4245S	590178	6407292	542	54	-64	B1 Exploration; no mineralization >0.05
PLN24-180	1125S	588192	6409710	542	54	-60	A1 Exploration; no mineralization >0.05
PLN24-181	2880S	589301	6408383	540	79	-65	B1 Exploration; no mineralization >0.05
PLN24-182	5280S	590644	6406355	539	54	-72	B1 Exploration; no mineralization >0.05
PLN24-183	3240S	589414	6407983	530	54	-59	B1 Exploration; no mineralization >0.05
PLN24-184	105S	587753	6410654	545	53	-62	228.5	238.0	9.50	0.73
							238.0	240.5	2.50	13.72
						inc.	238.0	239.0	1.00	21.65
							240.5	241.5	1.00	0.05
							244.5	245.0	0.50	0.05
PLN24-185	025S	587737	6410739	545	53	-66	219.5	222.5	3.00	0.19
							222.5	226.0	3.50	8.16
						inc.	223.0	224.0	1.00	17.70
							226.0	231.0	5.00	0.34
PLN24-186	035S	587810	6410777	546	51	-79	187.0	187.5	0.50	0.08
							189.5	197.0	7.50	0.33
PLN24-187	3240S	589410	6407980	531	54	-65	B1 Exploration; no mineralization >0.05
PLN24-188	4140S	590100	6407369	544	54	-70	B1 Exploration; no mineralization >0.05
PLN24-189	3450S	589589	6407853	540	54	-70	B1 Exploration; no mineralization >0.05
PLN24-190	3360S	589752	6408087	531	54	-66	B1 Exploration; no mineralization >0.05
PLN24-191	2955S	589548	6408433	531	232	-68	B1 Exploration; no mineralization >0.05
PLN24-192	2895S	589364	6408432	537	94	-66	B1 Exploration; no mineralization >0.05
PLN24-193	3015S	589469	6408464	530	109	-67	B1 Exploration; no mineralization >0.05
PLN24-194	2865S	589594	6408578	532	65	-66	B1 Exploration; no mineralization >0.05

Map 1. JR Zone Drill Holes with Uranium Results

To view an enhanced version of this graphic, please visit: https://images.newsfilecorp.com/files/8110/258906_e3ccfb97a473a8ae_002full.jpg

Map 2. Exploration Highlights

To view an enhanced version of this graphic, please visit: https://images.newsfilecorp.com/files/8110/258906_e3ccfb97a473a8ae_003full.jpg

Samples from the drill core are split into half sections on site. Where possible, samples are standardized at 0.5m down-hole intervals. One-half of the split sample is sent to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) in Saskatoon, SK while the other half remains on site for reference. Analysis includes a 63 element suite including boron by ICP-OES, uranium by ICP-MS and gold analysis by ICP-OES and/or AAS.

The Company considers uranium mineralization with assay results of greater than 1.0 weight % U3O8 as "high grade" and results greater than 20.0 weight % U3O8 as "ultra-high grade".

All depth measurements reported are down-hole and true thicknesses are yet to be determined.

About the Patterson Lake North Project:

The Company's 42,961-hectare 100% owned Patterson Lake North Project (PLN) is located just within the south-western edge of the Athabasca Basin in proximity to Paladin's Triple R and NexGen Energy's Arrow high-grade uranium deposits, an area poised to become the next major area of development for new uranium operations in northern Saskatchewan. The PLN Project consists of the 4,074-hectare Patterson Lake North Property hosting the JR Zone Uranium discovery approximately 23km northwest of Paladin's Triple R deposit, the 19,864-hectare Minto Property, and the 19,022-hectare Broach Property hosting the Tetra Zone, F3's newest discovery 13km south of the JR Zone. All three properties comprising the PLN Project are accessed by Provincial Highway 955.

Qualified Person:

The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in National Instrument 43-101 and approved on behalf of the company by Raymond Ashley, P.Geo., President & COO of F3 Uranium Corp, a Qualified Person. Mr. Ashley has reviewed and approved the data disclosed.

About F3 Uranium Corp.:

F3 is a uranium exploration company, focusing on the high-grade JR Zone and new Tetra Zone discovery 12km to the south in the PW area on its Patterson Lake North (PLN) Project in the Western Athabasca Basin. F3 currently has 3 properties in the Athabasca Basin: Patterson Lake North, Minto, and Broach. The western side of the Athabasca Basin, Saskatchewan, is home to some of the world's largest high grade uranium deposits including Paladin's Triple R project and NexGen's Arrow project.

Forward-Looking Statements

This news release contains certain forward-looking statements within the meaning of applicable securities laws. All statements that are not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, including statements regarding the suitability of the Properties for mining exploration, future payments, issuance of shares and work commitment funds, entry into of a definitive option agreement respecting the Properties, are "forward-looking statements." These forward-looking statements reflect the expectations or beliefs of management of the Company based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

The TSX Venture Exchange and the Canadian Securities Exchange have not reviewed, approved or disapproved the contents of this press release, and do not accept responsibility for the adequacy or accuracy of this release.

F3 Uranium Corp.

750-1620 Dickson Avenue

Kelowna, BC V1Y9Y2

Contact Information

Investor Relations

Telephone: 778 484 8030

Email: ir@f3uranium.com

ON BEHALF OF THE BOARD

"Dev Randhawa"

Dev Randhawa, CEO

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